UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                         JORDAN AMERICAN HOLDINGS, INC.
              (Formerly called Christian Purchasing Network, Inc.)
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    41383310
                                 (CUSIP Number)


                                 W. Neal Jordan
                                223B Main Street,
                          Boxford, Massachusetts 01921
                                 (978) 887-0265


                                  with copy to:


                              Harry C. Beatty, Esq.
                           Kent, Beatty & Gordon, LLP
                                 425 Park Avenue
                          New York, New York 10022-3598
                                 (212) 421-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

[ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41383310

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                               Wallace Neal Jordan

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)
          (b)

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) PF

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each
Reporting Person With:

     7.   Sole Voting Power: 4,908,983 shares of Common Stock(1)

     8.   Shared Voting Power: -0-

     9.   Sole Dispositive Power: 4,908,983 shares of Common Stock(1)

     10.  Shared Dispositive Power: -0-

     11.  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          4,908,983 shares of Common Stock(1)

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11): 33.2%(2)

     14.  Type of Reporting Person (See Instructions): IN


                            AMENDMENT TO SCHEDULE 13D


This Amendment No. 4 to the Schedule 13D filed by W. Neal Jordan ("Jordan") relates to the common stock, par value $0.001 per share ("Common Stock"), of Jordan American Holdings, Inc., a Florida corporation formerly known as Christian Purchasing Network, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 333 West Vine Street, Suite 206, Lexington, Kentucky 40507. Terms used in this Amendment No. 4 that are not defined herein are used with the meanings assigned to them in Amendment Nos. 2 and 3 to
Schedule 13D filed by W. Neal Jordan with the Securities and Exchange Commission on June 22 and July 6, 2001, respectively.


Item 3. Source and Amount of Funds or Other Consideration.

Jordan has used his personal funds to make the purchases of shares of Common Stock disclosed in this Amendment and anticipates using his own personal funds in order to purchase, as he deems it appropriate, additional shares of Common Stock of the Issuer.


Item 4. Purpose of Transaction.

                               Recent Developments

As background, on July 23, 2001, a hearing was held before the Court in the preliminary injunction action filed by Jordan against the Issuer, Clark and Elko (collectively, the "Defendants") in the United States District Court for the Eastern District of Kentucky (Civil Action No. 01-264) (the "Pending Action"), which is the subject of and is described in Amendment No. 3 to this Schedule 13D.


At that hearing (a copy of the transcript of which (the "Transcript") is annexed as an Exhibit to this Amendment No. 4), the Court considered the dilutive effect of Defendants issuing previously authorized but unissued shares of Common Stock prior to any annual meeting in lieu of the aborted Annual Meeting held on May 22, 2001, that was cancelled by Defendants. Specifically, among other things, the Court said:


" I am thinking that -- I am thinking that there should not be any sales of these authorized shares until this matter is taken care of." (Transcript at p.
30)


"But I know what you -- the defense is wanting to do.... That stockholder's meeting is going to be held in September, and it is going to be just as if it had been done in April. Now, that's the way it is going to be." (Transcript at p. 39).


"I am not going to issue any preliminary injunction today. I am going to reserve that. But I am going to admonish the defendant corporation that between now and whenever I can sort this out I don't want any of that stock sold." (Transcript at p.40)


The Court noted that there had been no allegation that the Issuer was undercapitalized (Transcript at p. 37). Counsel for Defendants, on being pressed by the Court, represented to the Court that (i) the Issuer had no current intention of issuing more shares of Common Stock (Transcript at, e.g., pp 44 and 45), and (ii) there were no documents that would indicate that the Kirkland S. and Rena B. Lamb Foundation, the owner of all outstanding shares of the Issuer's non-voting convertible preferred stock, had a present intention to convert the preferred stock.


The Court also made clear that Defendants were not to adjust the $3.50 per share conversion price of the 3,500,000 shares of non-voting preferred stock, which according to their terms were convertible into an aggregate of 1,000,000 shares of Common Stock:


MS GREENWELL (counsel for Jordan): Of course Your Honor, the board, which is now Mr. Elko and Clark and a representative of the Lamb Foundation, would have the ability to change that [the $3.50 conversion rate] absent some order from this Court.


THE COURT: Well, if he did - I would just like to know what he looked like. (Transcript at p. 51)


Despite these clear admonitions, on Monday, August 6, 2001, following notice given on Sunday, August 5th, the Board of Directors of the Issuer (with Clark, Elko and Gerald L. Bowyer, an appointee of Clark and Elko, voting for, Jordan voting against and the representative of the Lamb Foundation recusing himself) approved (i) issuing 3,100,000 shares of Common Stock in exchange for 1,500,000 shares of the preferred stock, and (ii) increasing the dividend rate on the 2,000,000 shares of preferred stock remaining owned by the Lamb Foundation from 3% per annum to 5.25% per annum for the remaining semi-annual payment for 2001 and for the two semi-annual payments for 2002.


In summary, the Board approved issuing the Lamb Foundation 3.1 million voting shares in exchange for 3/7th of the outstanding preferred stock, when by its terms the entirety of the preferred stock was convertible into only 1 million shares of Common Stock. The Lamb Foundation, in addition, will be entitled to receive increased semi-annual dividends of $22,500, or an aggregate of $67,500 through 2002, on the 2 million shares of preferred stock it has retained, which just happens to be precisely equal to the dividends at 3% per annum it has foregone during that period on the 1.5 million shares of preferred stock it converted.


Accordingly, on August 7, 2001, the day after the Board approved issuing 3,100,000 shares of Common Stock to the Lamb Foundation and increasing the dividends on the remaining shares of preferred stock so that the Lamb Foundation would obtain the same income, Jordan filed a motion for a preliminary injunction in the Pending Action to enjoin or sanitize the voting of such 3,100,000 shares of Common Stock, the issuance of which was approved, Jordan believes, in contravention of the Court's admonitions. This motion remains pending.


In addition, pursuant to a Stipulation filed with the Court in the Pending Action on August 8, 2001, among counsel for Plaintiffs, and Clark and counsel for Clark, in his individual capacity as Trustee of the Trusts for Children of Wallace Neal Jordan, Clark resigned as Trustee, and Plaintiffs dismissed, with prejudice and without costs, the fourth cause of action of the Pending Action, which had sought the removal of Clark as Trustee.


Item 5. Interest in Securities of the Issuer

The percentages used in this Amendment No. 4 to Schedule 13D are calculated based upon 14,775,593 shares of Common Stock outstanding, and includes the 10,421,266 shares reported as outstanding as of March 31, 2001, in the Issuer's Report on Form 10-QSB for the quarter then ended, as filed with the Securities and Exchange Commission on May 14, 2001, and 696, 000 shares issued pursuant to the exercise of an option by Jordan on August 1, 2001 (discussed below), assumes that the 558,327 shares of Common Stock subject to options and warrants held by Jordan (as described in footnote 1 to the cover page hereof) were outstanding, and gives effect to the issuance of 3,100,000 shares of Common Stock to the Lamb Foundation, as discussed in Item 4 above and disclosed in the Issuer's press release dated August 7, 2001. As discussed above in Item 4, Jordan disputes the issuance of the 3,100,000 shares to the Lamb Foundation, and has moved in the Pending Action to have the voting of such shares enjoined or sanitized.


The information contained in Item 5 of Schedule 13D is hereby amended and supplemented by adding the following information:


Since July 6, 2001, the date of Amendment No. 3 to this Schedule 13D, Jordan from time to time has purchased an aggregate of an additional 796,000 shares of Common Stock, as follows: On or about July 24, 2001, Jordan purchased 45,000 shares of Common Stock in the open market at the market price of $0.10; on or about July 26, 2001, Jordan purchased 15,000 shares of Common Stock in the open market at the market price of $0.10 per share, and an additional 20,000 shares in the open market at the then market price of $0.12 per share; on or about July 27, 2001, Jordan purchased 10,000 shares of Common Stock in the open market at the market price of $0.12 per share, and an additional 10,000 shares in the open market at the then market price of $0.13 per shares; and on August 1, 2001, Jordan exercised an option dated November 23, 1999, with respect to an aggregate of 696,000 shares of Common Stock at an exercise price $0.125 per share, or an aggregate exercise price of $87,000 for the 696,000 shares.


     o As of the date hereof, Jordan beneficially owns 4,908,983 shares of Common Stock of he Issuer, which represents approximately 33.2% of the issued and outstanding shares of Common Stock.


     o Jordan has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 4,908,983 shares of Common Stock beneficially owned by him. Item 7. Material to be Filed as Exhibits


Item 7. Material to be Filed as Exhibits

Exhibit 1 - Transcript of hearing before the Honorable Henry R. Wilhoit, Jr., United States District Senior Judge for the Eastern District of Kentucky, held on July 23, 2001, at 10:00 a.m.


Exhibit 2 - Stipulation filed August 8, 2001, among Charles R. Clark, as Trustee, Greenebaum, Doll & McDonald, PLLC, counsel for Defendant Clark as Trustee, and Wyatt, Tarrant & Combs, LlP, counsel for Plaintiffs


                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                     /s/ W. Neal Jordan
                    -------------------
                         W. Neal Jordan

Date: August 15, 2001

(1) Includes 334,095 shares issuable upon exercise of the IPO Underwriter's warrants and stock purchase warrants included therein owned by Jordan; 42,500 shares issuable upon exercise of public warrants owned by Jordan; and 181,732 shares issuable upon exercise of options granted to Jordan by the Issuer.

(2) Assumes valid issuance to the Kirkland S. and Rena B. Lamb Foundation of, and includes as outstanding, an additional 3,100,000 shares of Common Stock pursuant to action taken by the Board of Directors of Issuer on August 6, 2001. This action has been challenged for voting purposes, as discussed in
Item 4 of this Amendment to Schedule 13D.